OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 51447





02003115

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

RECD S.E.C. FEB 28 2002 526

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THE METRO CENTER, ONE STATION PLACE, THREE NORTH
(No. and Street)

STAMFORD	CONNECTICUT	06902-6800
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. WELCH (203) 708-5800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

355 SOUTH GRAND AVENUE, SUITE 2000	LOS ANGELES	CA	90071-1568
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. WELCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JEFFERIES PARTNERS OPPORTUNITY FUND, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

EILEEN W. GUAY
NOTARY PUBLIC
MY COMMISSION EXPIRES 7/31/2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Members
Jefferies Partners Opportunity Fund, LLC:

We have audited the accompanying statement of financial condition of Jefferies Partners Opportunity Fund, LLC (the Fund) as of December 31, 2001. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies Partners Opportunity Fund, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 24, 2002, except as to Note 8
of the notes to the statement of financial
condition, which is as of February 15, 2002.

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	52,339,620
Receivable from brokers and dealers		15,839,159
Securities owned		147,502,698
Other assets		2,005,051
Total assets	$	217,686,528
Liabilities and Members' Equity		
Securities sold, not yet purchased	$	1,953,367
Payable to brokers and dealers		19,588,832
Payable to Jefferies & Company, Inc.		1,011,853
Accrued expenses and other liabilities		139,028
Total liabilities		22,693,080
Members' equity:		
Members' capital, net		151,993,193
Retained earnings		43,000,255
Total members' equity		194,993,448
Total liabilities and members' equity	$	217,686,528

See accompanying notes to statement of financial condition.

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Notes to Statement of Financial Condition

December 31, 2001

(1) Summary of Significant Accounting Policies

Jefferies Partners Opportunity Fund, LLC (the "Fund") is a Delaware limited liability company. The Fund commenced operations on January 19, 2000. The investment objective of the Fund is to generate returns for its members by making, holding and disposing of a diverse portfolio of primarily below investment grade debt and equity investments. The Fund was established to offer members the opportunity to participate in the trading, investment and brokerage activities of the High Yield Department of Jefferies & Company, Inc. ("Jefferies"). The Fund employs a trading and investment strategy substantially similar to that historically employed by Jefferies' High Yield Department. The Fund acquires, actively manages and trades a diverse portfolio of primarily non-investment grade investments consisting of the following three asset groups: High Yield Debt, Special Situation Investments, and, to a lesser extent, Bank Loans. The Fund has appointed Jefferies to serve as manager to the Fund (the "Manager"). The Fund participates in the trading and investment activities of the High Yield Department on an equivalent basis with Jefferies. To permit such participation, the Fund has been registered as a broker dealer under the Securities Exchange Act of 1934 and with the National Association of Securities Dealers.

The Fund will be in effect until January 18, 2007, unless extended for up to three successive one-year terms by the vote of the Manager and a majority of the member interests.

The Fund, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

(a) Securities Transactions

The Fund records its securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased, are valued at market.

(b) Fair Value of Financial Instruments

Substantially all of the Fund's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including certain payables, are carried at amounts approximating fair value. Securities owned and securities sold, not yet purchased, are valued at quoted market prices, if available. For securities without quoted prices, the reported fair value is estimated by using various sources of information, including quoted prices for comparable securities.

(c) Federal and State Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. Therefore, no provision for income taxes has been made in the Fund's financial statements. For tax purposes, income or losses are included in the tax returns of the members.

(d) Cash and Cash Equivalents

Cash equivalents consist of money market funds, which are part of the cash management activities of the Fund, and generally mature within 90 days. At December 31, 2001, such cash equivalents amounted to $50,298,466.

(e) Contributions

Capital contributions are recorded net of placement fees. Each member is charged a one-time placement fee of 1% of gross contributions.

(f) Allocation of Income and Expense

Income and expense are allocated 100% to the members based on the pro rata share of their capital contributed to the Fund, until the total allocation equals the aggregate member preferred return of 8% of contributed capital. All remaining income and expense are allocated 80% to the members and 20% to the Manager.

(g) Use of Estimates

Management of the Fund has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Receivable from, and Payable to, Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, brokers and dealers as of December 31, 2001:

Receivable from brokers and dealers:		
Securities borrowed	$	3,084,307
Other		12,754,852
	$	15,839,159
Payable to brokers and dealers – other	$	19,588,832

The Fund borrows securities to cover short sales, from which the Fund derives interest revenue. Receivable from, and payable to, brokers and dealers are with affiliates. See note 5.

(3) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased, as of December 31, 2001:

		Securities owned	Securities sold, not yet purchased
Corporate debt securities	$	125,147,939	1,531,060
Corporate equity securities		22,354,759	422,307
	$	147,502,698	1,953,367

(4) Revolving Credit Facility

In June 2001, the Fund entered into a revolving credit facility agreement to be used in connection with the Fund's investing activities. At December 31, 2001, $130,700,000 was available under the terms of the revolving credit facility agreement. The revolving credit facility expires June 2002, but provides for annual extensions. Loans under this facility bear interest at 15 to 25 basis points plus LIBOR. The Fund incurs a liquidity fee on the total amount available under the revolving credit facility. At December 31, 2001, there was no outstanding balance under the revolving credit facility.

The Fund incurred costs in securing the revolving credit facility. These costs have been capitalized and are being amortized over seven years. Net unamortized costs of $578,381 are included in other assets.

(5) Related Party Transactions

Included in members' capital is an investment in the Fund by Jefferies of $17,880,541. Additionally, Jefferies, in its capacity as Manager, contributed $1,000 of capital for the right to participate in 20% of the Fund's earnings in excess of an 8% preferred return paid to the members.

Included in receivable from brokers and dealers is $12,754,852 due from Jefferies and $3,084,307 due from Helfant Group, Inc. (formerly W&D Securities, Inc.), an affiliate of Jefferies.

The Fund receives interest income from Helfant Group, Inc. related to stock borrow transactions.

Included in payable to brokers and dealers is $19,588,832 due to Jefferies.

Payable to Jefferies of $1,011,853 is for amounts due for direct trading expenses and general and administrative expenses.

Jefferies, in its capacity as Manager, receives management fees equal to 1% per annum of the sum of 100% of the average balance of securities owned and 98% of the average balance of securities sold, not yet purchased.

Jefferies provides general and administrative services for the Fund and is reimbursed by the Fund.

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Notes to Statement of Financial Condition

December 31, 2001

Placement fees of 1% of capital contributions are paid to Jefferies. Placement fees of $1,113,000 were paid during the year. Capital contributions are recorded net of the placement fees.

(6) Financial Instruments

(a) Off-Balance Sheet Risk

The Fund has contractual commitments arising in the ordinary course of business for securities sold, not yet purchased. These financial instruments contain varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Fund's financial statements.

(b) Credit Risk

In the normal course of business, the Fund is involved in the execution, settlement and financing of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Fund seeks to control the risk associated with these transactions by establishing and monitoring collateral and transaction levels daily.

(c) Concentration of Credit Risk

The Fund's activities are executed exclusively with Jefferies. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Fund seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

(7) Net Capital Requirement

The Fund is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Fund has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Fund maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2001, the Fund had net capital of $86,183,057, which was $85,933,057 in excess of required net capital.

(8) Subsequent Events

On February 15, 2002, the Fund borrowed $19,400,000 under the revolving credit facility. Also on February 15, 2002, the Fund made a distribution of income to the Fund members of $40,761,908.